Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

January 8, 2009

By Overnight Delivery and
Facsimile Transmittal

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attention:            Tracey L. McNeil, Attorney Advisor
Division of Corporation Finance

Re:         Massey Energy Company
Form 10-K
Filed February 29, 2008
File Number 001-07775

Dear Ms. McNeil:

    As Vice President and Corporate Secretary of Massey Energy Company, a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff’) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated December 30, 2008 (the “Commission Comment Letter”).  When used in this letter, the “Company,” “we,” “us,” and “our” refer to Massey Energy Company.

    Set forth below are the responses of the Company to the comments of the Staff.  For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

    If a comment has requested the Company provide the Staff with additional information so that the Staff may better understand the Company’s disclosure, it is set forth after the applicable comment.  The Company confirms that it will comply with all other comments in future filings as set forth below.

Securities and Exchange Commission
January 8 , 2009
Page

1.
We note your response to our prior comment 1 in our comment letter dated November 24, 2008.  In future filings, please disclose that you have separate, active agreements with American Electric Power Company, Inc., and that the largest of these agreements represented less than 5% of your total fiscal year Produced coal revenue.

Response:

           We acknowledge the Staff’s comment.  In response to the Staff’s comment, in future filings, we will make such disclosure to the extent that American Electric Power Company, Inc. remains a customer for which disclosure is required by Item 101(c)(1)(vii) and for any other customer for which we are required to disclose such information.

2.
We note your response to our prior comment 2 in our comment letter dated November 24, 2008.  It appears that you are making an argument that the target level information for the 2007-2008 period is confidential.  If you are making a confidentiality argument, at the end of the 2007-2009 performance period, please disclose how difficult or likely it will be for an executive to achieve the undisclosed targeted pay-out of the cash for the relevant performance periods, per Instruction 4 to Item 402(b) of Regulation S-K.  However, if the second part of your response to our prior comment 2 with respect to the 2005-2007 period is meant to apply to the 2007-2009 period as well (that “In future proxy statement filings…the Company will disclose the target levels of performance…once the three-year performance period is over.”), please confirm that you will in fact provide this disclosure once the three year performance period is over, as this information is material and necessary to an understanding of your compensation policies and decisions regarding the named executive officers.

Response:

We acknowledge the Staff’s comment.  In response to the Staff’s comment, the Company was not able to disclose the target levels for the 2007-2008 period in the Company’s 2008 proxy statement, because target levels were not established for the two-year period.

The long-term cash incentive component of the Company’s Long-Term Incentive Plan (“LTIP”) is intended to reward performance over a multi-year period.  As such, the performance period for that component for the LTIP granted in fiscal year 2006 is a three-year period, covering fiscal years 2007-2009.  The target levels of cumulative earnings before taxes on which the long-term cash incentive award components are based are determined by reference to percentages of our multi-year budget forecast for the three-year performance period.

Securities and Exchange Commission
January 8 , 2009
Page

There are no distinct or identifiable target levels assigned to the one- or two-year periods comprising each three-year cumulative performance period.  Put differently, the target levels for only a two-year period do not exist as identifiable parts of the target levels for the three-year cumulative period.  Therefore, the Company does not have target levels for only the 2007-2008 two-year period.  It has only target levels for the 2007-2009 three-year cumulative performance period.

Nevertheless, for all of the reasons set forth in the Company’s response to the Staff’s prior comment 2 set forth in the December 9, 2008 letter, the Company does not believe that disclosing the target levels for the 2007-2009 three-year cumulative performance period before the end of the three-year performance period (the “Confidential Information”), is material or necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers.  In addition, the Company believes disclosure of the Confidential Information before the performance period is complete could easily be misunderstood or unduly relied upon by the public, and would cause competitive harm to the Company.  As previously disclosed on page 30 of the 2008 Proxy Statement, the target long-term cash incentive award component of the LTIP awards represents only 25% of the total value of the awards.  The remaining 75% of the LTIP awards are subject only to service-based vesting.  Furthermore, the LTIP awards themselves are but one of several components to one’s target overall compensation (further reducing the materiality of this disclosure).

In addition, the Company confirms that in future proxy statement filings, once a three-year performance period is over, the Company will disclose the target levels of performance for the three-year performance period that were set at the outset of the performance period.  For example, following the completion of the 2007-2009 performance period, the Company will disclose such target levels of performance for such period.

* * * *

    In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 788-1812.

Securities and Exchange Commission
January 8 , 2009
Page

Sincerely,

/s/ RICHARD R. GRINNAN

Richard R. Grinnan

Vice President and Corporate Secretary

cc:   Mr. David M. Carter

Mr. David I. Meyers